UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

International Assets Holding Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

459028106

(CUSIP Number)

Paul G. Anderson

1251 NW Briarcliff Parkway, Suite 800

Kansas City, Missouri 64116

(816) 410-7120

With a copy to:

Craig L. Evans

Stinson Morrison Hecker LLP

1201 Walnut, Suite 2900

Kansas City, Missouri 64106-21150

(816) 842-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 459028106

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only). FCStone Group, Inc., I.R.S. Identification No. 42-1091210
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power None.
9. Sole Dispositive Power None
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None.
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person CO

EXPLANATORY NOTE

The following constitutes Amendment No. 2 to the Schedule 13D filed by International Assets Holding Corporation, a Delaware Corporation (“International Assets”). This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(d) are amended and restated as follows:

(a)-(d) Effective September 30, 2009, the Support Agreement, dated as of July 1, 2009, by and between FCStone Group, Inc., a Delaware corporation (“FCStone”), and certain stockholders, was terminated. Accordingly, FCStone no longer beneficially owns any securities of International Assets.

(e) As of September 30, 2009, FCStone ceased to be the beneficial owner of more than 5% of the shares of International Assets.

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2009

FCStone Group, Inc.

By:	/S/ WILLIAM J. DUNAWAY
Name:	William J. Dunaway
Title:	Executive Vice President and Chief Financial Officer